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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1997
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-3
                               (AMENDMENT NO. 2)
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          DELAWARE OTSEGO CORPORATION
                                (NAME OF ISSUER)

                              DOCP ACQUISITION LLC
                                CSX CORPORATION
                          NORFOLK SOUTHERN CORPORATION
                                 WALTER G. RICH
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.125 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  246244 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                PETER J. SHUDTZ
                                GENERAL COUNSEL
                                CSX CORPORATION
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                         RICHMOND, VIRGINIA 23219-4031
                                 (804) 782-1400
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON PERSONS FILING STATEMENT)

                                   COPIES TO:

         PAMELA S. SEYMON                   RONALD B. RISDON                  J. GARY LANE                 ERIC J. FRIEDMAN
  WACHTELL, LIPTON, ROSEN & KATZ        KELLEY DRYE & WARREN LLP        GENERAL COUNSEL CORPORATE        SKADDEN, ARPS, SLATE,
        51 WEST 52ND STREET                  101 PARK AVENUE          NORFOLK SOUTHERN CORPORATION        MEAGHER & FLOM LLP
     NEW YORK, NEW YORK 10019           NEW YORK, NEW YORK 10178         THREE COMMERCIAL PLACE            919 THIRD AVENUE
     TELEPHONE: (212) 403-1000          TELEPHONE: (212) 808-7800     NORFOLK, VIRGINIA 23510-9241     NEW YORK, NEW YORK 10022
                                                                        TELEPHONE: (757) 629-2600      TELEPHONE: (212) 735-3000

                            ------------------------

                                AUGUST 22, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

           THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER

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                                          CALCULATION OF FILING FEE
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
                TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
                     $46,578,752                                               $9,316
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of
     2,117,216 shares of common stock, par value $.125 per share, of Delaware Otsego Corporation (the
     "Shares") at $22.00 net per share in cash.
**   The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 1/50th of 1% of the aggregate value of cash offered by
     DOCP Acquisition LLC for such number of shares.
[X]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
        Amount Previously Paid: $9,316                        Filing Parties:  CSX Corporation
                                                                               Norfolk Southern Corporation
                                                                               DOCP Acquisition LLC
                                                                               Walter G. Rich
        Form: Schedule 14D-1                                  Date Filed:      August 25, 1997

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

     This Amendment No. 2 to the Transaction Statement on Schedule 13E-3, filed jointly by DOCP Acquisition LLC, a New York limited liability company ("Purchaser"), CSX Corporation, a Virginia corporation ("CSX"), Norfolk Southern Corporation, a Virginia corporation ("NSC") and Walter G. Rich (with any amendments, supplements, exhibits or schedules thereto, this "Schedule 13E-3"), relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.125 (the "Shares"), of Delaware Otsego Corporation, a New York corporation (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. This Amendment amends and supplements the Transaction Statement on Schedule 13E-3 filed prior hereto. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Offer to Purchase.

ITEM 16.  ADDITIONAL INFORMATION

     Item 16 of this Schedule 13E-3 is hereby amended by the addition of the following:

          On or about August 21, 1997, a second complaint respecting a purported class action, captioned Bergman v. Walter G. Rich et al., Index No. 2110, was filed in the Supreme Court of the State of New York for the County of Otsego (the "Second Complaint"). The Second Complaint names as defendants the Company and the members of the Company Board, including Mr. Rich, as well as CSX and NSC. The allegations in the Second Complaint are along the lines of those in the Complaint (see "SPECIAL FACTORS -- Certain Litigation Relating to the Offer and the Merger" in the Offer to Purchase) and substantially the same relief is sought. Purchaser, Mr. Rich, CSX, NSC and the Company believe the claims in the Second Complaint are meritless. The foregoing summary is qualified in its entirety by reference to the Second Complaint, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1 and which is incorporated herein by reference.

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                                   SIGNATURES

     After due inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

              August 28, 1997

                                          DOCP ACQUISITION LLC

                                          By: /s/ MARK G. ARON
                                          --------------------------------------
                                              Name: Mark G. Aron
                                              Title:   Authorized Person

                                          By: /s/ JAMES C. BISHOP, JR.
                                          --------------------------------------
                                              Name: James C. Bishop, Jr.
                                              Title:   Authorized Person

                                          CSX CORPORATION

                                          By: /s/ MARK G. ARON
                                          --------------------------------------
                                              Name: Mark G. Aron
                                              Title:   Executive Vice
                                                       President-Law
                                                and Public Affairs

                                          NORFOLK SOUTHERN CORPORATION

                                          By: /s/ JAMES C. BISHOP, JR.
                                          --------------------------------------
                                              Name: James C. Bishop, Jr.
                                              Title:   Executive Vice
                                          President-Law

                                                  /s/ WALTER G. RICH

                                          --------------------------------------
                                          WALTER G. RICH

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